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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                COMMISSION FILE NUMBER 0-19580

                           NOTIFICATION OF LATE FILING

(CHECK ONE): [ ]Form 10-K  [ ]Form 20-F [ ]Form 11-K  [X]Form 10-Q [ ]Form N-SAR

      For Period Ended:  SEPTEMBER 30, 2001
      [ ] Transition Report on Form 10-K
      [ ] Transition Report on Form 20-F
      [ ] Transition Report on Form 11-K
      [ ] Transition Report on Form 10-Q
      [ ] Transition Report on Form N-SAR
      For the Transition Period Ended:__________________________________________


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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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 If this notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.



PART I - REGISTRATION INFORMATION

         INDUSTRIAL HOLDINGS, INC.
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Full Name of Registrant

         NONE
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Former Name if Applicable

         7135 ARDMORE
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Address of Principal Executive Office (STREET AND NUMBER)

         HOUSTON, TEXAS 77054
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City, State and Zip Code


PART II - RULES 12b-25(b) AND(c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form |X| 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report of transition report on Form 10- Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Industrial Holdings, Inc. (the "Company") is unable to file its quarterly report on Form 10-Q without unreasonable effort or expense because, as disclosed in previous filings, the Company has been in negotiation to merge with another company and, as part of the conditions of the merger, has disposed of a major segment of the company and has also been in negotiation to dispose of another major segment of the company. Since the Company's corporate staff has devoted substantially all of its resources to the merger and dispositions of the business segments and to the negotiations with its primary lender with respect to the pending merger and disposition of assets, the Company has not been able to complete the Form 10-Q for the three and nine months ended September 30, 2001 on a timely basis.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


           TITUS H. HARRIS, III          (713)             747-1025
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                (Name)                 (Area Code)     (Telephone Number)


 (2) Have all other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                               [X] Yes  [ ] No


 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                               [X] Yes  [ ] No


        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a modest operating loss from continuing operations for the three months ended September 30, 2001 as compared with operating income reported during the first two quarters of 2001 and in the third quarter of 2000. The anticipated loss is due primarily to 2001 third quarter items totaling approximately $2.8 million. The significant items in the three month period are:
(i) increasing the inventory obsolescence reserves; (ii) increased legal and professional fees; (iii) a decrease in the operating income of the Stud Bolt and Gasket segment and (iv) a decrease in the operating income of the Heavy Fabrication segment. In addition, the three months ended September 30, 2000 included $0.5 million in operating income from a subsidiary that was disposed of in May 2001. The Company also anticipates reporting a loss from discontinued operations of $4.9 million resulting primarily from the actual proceeds received on the disposition of the assets being less than originally anticipated.


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                            INDUSTRIAL HOLDINGS, INC.
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                  (Name of Registrant as Specified in Charter)


 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


 Date:  November 14, 2001                By  /s/ TITUS H. HARRIS, III
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                                         Titus H. Harris, III
                                         Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)
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                              GENERAL INSTRUCTIONS

 1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule O-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

 4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

 5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.